

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2023

Jack Stover
Chief Executive Officer
NorthView Acquisition Corporation
207 West 25th St, 9th Floor
New York, NY 10001

> **Re: NorthView Acquisition Corporation**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed September 12, 2023**
> **File No. 333-269417**

Dear Jack Stover:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-4 filed September 12, 2023

Background to Negotiation of Material Terms of the Profusa Transaction, page 109

1. We acknowledge your response to our prior comment 3, including your response that "H.C. Wainwright . . . made no recommendations regarding (i) the value of Profusa, (ii) whether or not NorthView should proceed with the business combination, or (iii) the fairness of the business combination." We refer to Item 4(b) of Form S-4, which applies to *any* "report, opinion or appraisal materially relating to the transaction [that] has been received from an outside party" and is referred to in the prospectus. Please provide us with a detailed legal analysis of whether the preliminary valuation report and projections prepared by H.C. Wainright constitutes a report or appraisal materially related to the business combination, as described by Item 4(b) of Form S-4, and if so, please provide the

information required by Item 1015(b) of Regulation M-A.

2. We note your revised disclosure in response to our prior comment 4, which we reissue in part. Please revise your disclosure to clarify that the $155 million valuation, including the negotiation of the earnout shares, was below the valuation provided by Marshall & Stevens, expand your discussion to explain the difference in the valuations and describe the reasons underlying NorthView management's determination that such valuation was "reasonable" at the time.

3. As a related matter, we note your revised disclosure that "[a]s the Updated Projections merely reflect a delay in consummating the Business Combination and raising additional capital that would be needed to support growth initiatives, NorthView's Board did not request that Marshall & Stevens revise or update its fairness opinion to reflect the Updated Projections." While the Board did not request that Marshall & Stevens revise or update its fairness opinion to reflect the Updated Projections, please amend your disclosure to clarify, given the updated projections, the basis for the Board determining that the purchase price to be paid by NorthView for Profusa continues to be fair to NorthView from a financial point of view.

Updated Projections, page 121

4. We note that the only revenue recorded by Profusa during the two years ended December 31, 2022 and six months ended June 30, 2023 was in the form of government grant revenues. In this regard, please address the following:

   • Please disclose the basis for providing projections for a ten year period given the limited operations of Profusa; and

   • Please explain how management and the Board considered and relied upon the projections. Explain how they assessed their reasonableness, particularly in light of the limited operations of Profusa.

5. The projections show significant increases in revenues from $6 million in 2023 to $99.7 million in 2024 well as further significant increases to $485 million in 2027 and over a billion starting in 2029. Given the limited operations of Profusa, we would expect detailed disclosures in order for an investor to understand the reasonableness of the assumptions underlying the projections as well as the inherent limitations of the projections. In this regard, please address the following:

   • Please separately identify the projected revenue estimates for Lumee Oxygen and Lumee Glucose for each year. Specifically for each product, please also discuss all material assumptions and the basis for those assumptions used to develop the projections, including when each projection assumes each product candidate will obtain regulatory approval by market, the length of time from approval to commercial availability, assumptions about market acceptance / penetration rates, market growth rates, the impact of competition, and any other factors or contingencies that would affect the projections from materializing. To the extent the projections are based on multiple scenarios, discuss that fact, identify the various scenarios used, and how each scenario was weighted;

- Lumee Glucose revenue numbers are cross-referenced and viability-checked with the patient launch numbers for an existing competitor Abbott. The patient numbers for Abbott at the end of 2018 after their launch in 2017 are also disclosed. Please further clarify how the numbers for Abbott were relied upon in coming up with these projections. Please address the reasonableness of referencing Abbott's patient launch numbers and address any limitations in relying on these numbers given that Abbott is an established, well-known international company with $43B in revenues; and

- We note the discussion of various collaborations and partnerships which are expected to increase revenue. Please further clarify the assumed impact of these on the projected revenue amounts and your basis for these assumptions.

6. Please expand your disclosures to define EBITDA and Net Cash Flows and provide detailed information as to how these financial measures were calculated. Provide a description of the GAAP financial measures to which these measures are most closely related and explain why non-GAAP financial measures were used instead of GAAP measures.

7. Please disclose the material assumptions underlying your projected EBITDA and Net Cash Flow and explain the basis for those assumptions. This disclosure should include a discussion of the material underlying projected cost of sales, operating expenses and other expenses which are reflected in the determination of EBITDA and net cash flow.

Information about NorthView, page 178

8. We note your revised disclosure in response to our prior comment 7, which we reissue in part. Please revise the disclosure throughout your filing with respect to potential dilution related to the common stock portion of the marketing fee.

Liquidity and Capital Resources, page 231

9. We note your revised disclosure describing your junior notes. Please quantify the amount outstanding under these notes. Please ensure that your disclosure quantifies to amount outstanding of all relevant debt instruments discussed in this section.

APAC Joint Venture Term Sheet, page 239

10. We note your revised disclosure in response to our prior comment 9, which we reissue. We refer to your disclosure on page 139 of "sub-teen double-digit royalties" on sales and "lower-mid double-digit royalties" on royalties. Please specify the amount of the upfront

fee and revise your disclosure to give investors a reasonable range of the amount of the royalty rates that does not exceed ten percentage points.

You may contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Ralph V. De Martino, Esq.